                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-75321

                            PROSPECTUS SUPPLEMENT A
                                       TO
                         PROSPECTUS DATED MAY 18, 1999

                            ------------------------

                                $15,000,000,000

                         THE GOLDMAN SACHS GROUP, INC.

                          MEDIUM-TERM NOTES, SERIES B

                            ------------------------

     You should read this prospectus supplement, which describes the second quarter earnings reported by Goldman Sachs, in conjunction with the prospectus dated May 18, 1999.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS DATED MAY 18, 1999 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN ANY NOTES.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Goldman Sachs may sell the notes directly or through one or more agents or dealers, including the agent listed below. The agents are not required to sell any particular amount of the notes.

     Goldman Sachs may use this prospectus supplement in the initial sale of any note. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in any note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                            ------------------------

                   Prospectus Supplement dated June 23, 1999.

                              RECENT DEVELOPMENTS

     On June 23, 1999, The Goldman Sachs Group, Inc. reported net earnings, which were reduced by non-recurring items related to its conversion to corporate form, of $340 million for its fiscal second quarter ended May 28, 1999.

                              BUSINESS LINE REVIEW

INVESTMENT BANKING

     Investment Banking generated net revenues of $1 billion in the second quarter, an 11% increase over the prior quarter and 5% above the same 1998 period. Demand for the Firm's advisory and new issues capabilities was strong, reflecting extremely active markets for both. The Firm continued its first place ranking in worldwide announced and completed mergers and acquisitions for the calendar year through May 31.(1) The Firm also maintained its strong market position in equity underwriting, ranking first in worldwide IPOs and second in worldwide public common stock offerings over the same period.(1) Net revenue growth was especially strong within the high technology, energy, healthcare, and media and entertainment industry groups.

TRADING AND PRINCIPAL INVESTMENTS

     Net revenues in the Trading and Principal Investments business were $1.7 billion, 27% higher than the prior 1999 quarter and 23% above the same quarter of 1998. Net revenues in Equities rose 110% over the prior year period due to favorable conditions in the global equity markets which resulted in higher customer flows in the Firm's global shares and equity derivatives businesses. Strong results in equity arbitrage also contributed to the increase in equities. FICC recorded a modest decline in net revenues compared to a particularly strong period in the prior year and a 4% increase compared to the prior quarter. FICC continued to benefit from the recovery in the fixed income markets that began in the latter part of 1998. Principal investments net revenues increased 13% compared to the same 1998 period due to mark-to-market gains on certain of the Firm's investments in its merchant banking funds.

ASSET MANAGEMENT AND SECURITIES SERVICES

     Net revenues in Asset Management and Securities Services were $749 million for the second quarter, an increase of 2% over the prior period and 17% above 1998's second quarter. In comparison to the end of the first quarter of 1999, assets under supervision were up 4% and assets under management were unchanged. Asset management revenues increased 48% over the prior year period, primarily reflecting a 25% increase in assets under management to $207 billion. Securities services net revenues were comparable to the prior year period but decreased relative to the prior quarter principally because of declines in the Firm's fixed income matched book. Commissions increased 13% over the same 1998 period as generally strong and volatile equity markets resulted in higher transaction volumes in listed equity securities.

---------------

(1) Securities Data Company -- January 1 to May 31, 1999.

                                 EXPENSE REVIEW

OPERATING EXPENSES

     Operating expenses were $5.0 billion for the second quarter, an increase of 154% over the same period in 1998 primarily due to non-recurring items recognized in connection with the Firm's initial public offering in early May. These non-recurring expense items included $2.3 billion for employee equity-based awards and $200 million for a contribution to the Goldman Sachs Fund, a charitable foundation. Non-compensation-related expenses, excluding the contribution to the Goldman Sachs Fund, rose 10% due to higher employment levels and growth in business activity.

INCOME TAXES

     The provision for taxes in the second quarter of 1999 reflected a net benefit of $1.8 billion primarily due to non-recurring items recognized in connection with the Firm's initial public offering. These non-recurring items included a net benefit of $825 million related to the conversion of The Goldman Sachs Group, L.P. to corporate form, a benefit of $880 million related to the granting of employee equity-based awards and a benefit of $80 million related to the contribution to the Goldman Sachs Fund. The Firm's effective tax rate for the corporate period, excluding the impact of non-recurring items, was 41%.

     As of May 28, 1999, total capital was $29.7 billion, consisting of $7.9 billion in stockholders' equity and $21.9 billion in long-term debt. Book value per share was $16.55, based on common shares outstanding, including the formula-based restricted stock units, of 474,712,271 at period end.

                                    DIVIDEND

     On June 23, 1999, the Board of Directors of The Goldman Sachs Group, Inc. declared a dividend of $0.12 per share of common stock to be paid on August 27,1999.

                           BUSINESS LINE NET REVENUES
                                  (UNAUDITED)
                                ($ IN MILLIONS)

                                                                                                            CHANGE
                                         THREE MONTHS ENDED           CHANGE FROM       SIX MONTHS ENDED     FROM
                                    ----------------------------   ------------------   -----------------   -------
                                    MAY 28,   FEB. 26,   MAY 29,   FEB. 26,   MAY 29,   MAY 28,   MAY 29,   MAY 29,
                                     1999       1999      1998       1999      1998      1999      1998      1998
                                    -------   --------   -------   --------   -------   -------   -------   -------
INVESTMENT BANKING
Financial advisory................  $  510     $  522    $  436       (2)%      17%     $1,032    $  799       29%
Underwriting......................     492        380       518       29         (5)       872       788       11
                                    ------     ------    ------                         ------    ------
Total Investment Banking..........  $1,002     $  902    $  954       11          5     $1,904    $1,587       20
                                    ------     ------    ------                         ------    ------
TRADING AND PRINCIPAL INVESTMENTS
FICC..............................  $  911     $  876    $  934        4%        (2)%   $1,787    $1,675        7%
Equities..........................     618        455       294       36        110      1,073       659       63
Principal investments.............     189         26       168      627         13        215       244      (12)
                                    ------     ------    ------                         ------    ------
Total Trading and Principal
  Investments.....................  $1,718     $1,357    $1,396       27         23     $3,075    $2,578       19
                                    ------     ------    ------                         ------    ------
ASSET MANAGEMENT AND SECURITIES
  SERVICES
Asset management..................  $  214     $  202    $  145        6%        48%    $  416    $  284       46%
Securities services...............     174        207       174      (16)         0        381       344       11
Commissions.......................     361        327       320       10         13        688       668        3
                                    ------     ------    ------                         ------    ------
Total Asset Management and
  Securities Services.............  $  749     $  736    $  639        2         17     $1,485    $1,296       15
                                    ------     ------    ------                         ------    ------
Total net revenues................  $3,469     $2,995    $2,989       16         16     $6,464    $5,461       18
                                    ======     ======    ======                         ======    ======

                                     * * *

                            ASSETS UNDER SUPERVISION
                                  (UNAUDITED)
                                ($ IN MILLIONS)

                                                AS OF                   CHANGE FROM              AS OF
                                    ------------------------------   ------------------   -------------------
                                    MAY 28,    FEB. 26,   MAY 29,    FEB. 26,   MAY 29,   NOV. 27,   NOV. 28,
                                      1999       1999       1998       1999      1998       1998       1997
                                    -------    --------   -------    --------   -------   --------   --------
Assets under management...........  $206,553   $206,380   $165,226     0%        25%      $194,821   $135,929
Other client assets...............   176,369    163,315    125,419      8         41       142,018    102,033
                                    --------   --------   --------                        --------   --------
Total assets under supervision....  $382,922   $369,695   $290,645      4         32      $336,839   $237,962
                                    ========   ========   ========                        ========   ========

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                  THREE MONTHS ENDED           SIX MONTHS ENDED
                                            ------------------------------    ------------------
                                            MAY 28,    FEB. 26,    MAY 29,    MAY 28,    MAY 29,
                                            1999(1)      1999       1998       1999       1998
                                            -------    --------    -------    -------    -------
                                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues:
Investment banking........................  $ 1,002     $  902     $  954     $ 1,904    $ 1,587
Trading and principal investments.........    1,719      1,398      1,311       3,117      2,426
Asset management and securities services..      616        543        469       1,159        981
Interest income...........................    3,018      3,013      3,829       6,031      7,472
                                            -------     ------     ------     -------    -------
          Total revenues..................    6,355      5,856      6,563      12,211     12,466
Interest expense, principally on
  short-term funding......................    2,886      2,861      3,574       5,747      7,005
                                            -------     ------     ------     -------    -------
  Revenues, net of interest expense.......    3,469      2,995      2,989       6,464      5,461
Operating expenses:
Compensation and benefits, excluding
  employee initial public offering
  awards..................................    1,953      1,275      1,489       3,228      2,589
Non-recurring employee initial public
  offering awards.........................    2,257         --         --       2,257         --
Amortization of employee initial public
  offering awards.........................       39         --         --          39         --
Brokerage, clearing and exchange fees.....      109        111        101         220        194
Market development........................       78         77         80         155        134
Communications and technology.............       71         78         63         149        121
Depreciation and amortization.............       61         97         62         158        104
Occupancy.................................       67         78         49         145         93
Professional services and other...........      121         91        108         212        167
Charitable contribution...................      200         --         --         200         --
                                            -------     ------     ------     -------    -------
          Total operating expenses........    4,956      1,807      1,952       6,763      3,402
Pre-tax (loss)/earnings...................   (1,487)     1,188      1,037        (299)     2,059
Provision for taxes.......................   (1,827)       181        190      (1,646)       328
                                            -------     ------     ------     -------    -------
Net earnings..............................  $   340     $1,007     $  847     $ 1,347    $ 1,731
                                            =======     ======     ======     =======    =======

---------------
(1) Includes approximately ten weeks as a partnership and three weeks as a corporation.

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